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                             April 4, 2024

       Mark Lappe
       Chief Executive Officer
       Inhibrx Biosciences, Inc.
       11025 N. Torrey Pines Road, Suite 140
       La Jolla, CA 92037

                                                        Re: Inhibrx
Biosciences, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted on March
4, 2024
                                                            CIK No. 0002007919

       Dear Mark Lappe:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 29, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Questions and Answers about the Separation and Distribution
       What conditions must be satisfied to complete the Spin-Off?, page xi

   1. We note your response to comment 1. Please explain how you can procede with the proposed transactions
if there is a stop order, injunction or law preventing the
                                                        consummation of the
Separation, Distribution or Merger or if the effectiveness of the registration statement
is waived.
       Risk Factors
       Our therapeutic candidates may cause undesirable side effects that could delay or prevent their marketing..., page 16
 Mark Lappe
FirstName   LastNameMark
Inhibrx Biosciences,  Inc. Lappe
Comapany
April       NameInhibrx Biosciences, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName

2. We note your response to comment 8 and re-issue in part. Please identify all serious adverse events, not just the most common ones, in your risk factor discussion and on pages 88-89 and specify the number of occurrences.
Note 1: Basis of Presentation, page 134

3. You describe the sale of the RemainCo Business as a distribution of nonmonetary assets to the owners in a spin-off, which appears to differ from related disclosure as the sale the
         RemainCo Business to Sanofi in exchange for its purchase of all outstanding shares of
         Inhibrx Inc. for cash and CVRs. Please reconcile this apparent inconsistency.
Note 2: Separation of the RemainCo Business, page 135

4. Please explain the basis for your allocation of research and development expenses of
         $54.69 million to RemainCo, when your discussion on page 144 appears to indicate that increases in contract manufacturing and clinical trial expenses totaling $63.9 million related to INBRX-101. Include an estimate of your external and internal expenses for
         2023 that related to development of INBRX-101. Revise your pro forma presentation accordingly.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 3: Transaction Accounting Adjustment, page 137

5. Please address the following regarding the tax effects of the proposed transaction:
             You state for that the applicable tax rates for Transaction Accounting Adjustments as
             well as Autonomous Entity Adjustments    could be impacted (either
higher or lower)
             depending on certain factors subsequent to the Separation and Distribution including the legal entity structure implemented and may be materially different from the pro
             forma results.    Please provide a more informative description of
these factors with
             reference to other sections of your filing as applicable, and quantify the reasonably likely impact on pro forma results. To the extent a range of results exists, disclose that range of likely outcomes.
             Provide updates to this disclosure as additional information about the tax implications becomes available.
             Provide a detailed explanation supporting your assertion on page
63 that    the Spin-
             Off in combination with the Merger is more tax advantageous to
RemainCo   s
             stockholders as compared to an asset sale involving INBRX-101. Revise your disclosures accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
139

6. In your response to prior comment 13, you state that you track some but not all of your research and development expenses. As previously requested, to the extent you track your research and development expenses on a program-by-program basis, revise to provide a
 Mark Lappe
Inhibrx Biosciences, Inc.
April 4, 2024
Page 3
       breakout of those amounts by program. Disclose the context of what type of expenses are tracked separately by program versus those that are not tracked.
Index to Consolidated Financial Statements, page F-1

7. We note your response to prior comment 12. Please revise your Form 10 to provide carve out financial statements for Inhibrx Biosciences, Inc. on a supplemental basis. It appears that carve out financial statements would be required in your Form 10 as well your future
       '34 Act filings until the period in which the sale of Remainco to Aventis is completed.
Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Collaborative Research, Development and License Agreements, page F-13

8. In the response to prior comment 14, you state that no work has been performed under the
       Transcenta agreements since 2019 and that none is planned in future periods, while information on pages 83, 93 and 140 as well as related Exhibits in the 2023 Form 10-K for
       Inhibrx Inc. appear to indicate that this collaboration as well as the Elpiscience collaboration, are critical to the future development and commercial prospects of INBRX-
       109 and INBRX-106 that will be your primary development projects following the planned Separation and Distribution. Revise your disclosures throughout your document to reconcile this apparent inconsistency. As part of your response, please explain the strategy and expected timing for your development and commercialization of these two products in the United States, China and other global markets and how you expect these two collaborative arrangements to facilitate your planned business activities in China,
       Hong Kong, Macau and Taiwan. In addition, provide a summary of key terms governing each collaboration.
       Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Lappe
                                                            Division of
Corporation Finance
Comapany NameInhibrx Biosciences, Inc.
                                                            Office of Life
Sciences
April 4, 2024 Page 3
cc:       Brian M. Janson
FirstName LastName